                          SECURITIES AND EXCHANGE COMMISSION
                               WASHINGTON, D.C.  20549

                                   ---------------

                                  AMENDMENT NO. 2 TO
                                    SCHEDULE 14D-1
             TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1) OF THE
                           SECURITIES EXCHANGE ACT OF 1934

                                   ---------------

                        DAMSON/BIRTCHER REALTY INCOME FUND I
                              (NAME OF SUBJECT COMPANY)
                                 GRAPE INVESTORS, LLC
                         A DELAWARE LIMITED LIABILITY COMPANY
                             ARLEN CAPITAL ADVISORS, LLC
                                       (BIDDER)


                            LIMITED PARTNERSHIP INTERESTS
                            (TITLE OF CLASS OF SECURITIES)



                        (CUSIP Number of Class of Securities)


                                Don Augustine, Manager
                             Arlen Capital Advisors, LLC
                         1650 Hotel Circle North - Suite 200
                             San Diego, California  92108
                                    (619) 686-2002
             (Name, Address and Telephone Number of Person Authorized to
               Receive Notices and Communications on Behalf of Bidder)

                                   ---------------

AMENDMENT NO. 2 TO SCHEDULE 14D-1

This Amendment No. 2 amends the Offer to Purchase on Schedule 14D-1 filed with the Securities and Exchange Commission on April 21, 1998 (the "Schedule 14D-1") by Grape Investors, LLC, a Delaware limited partnership (the "Purchaser"), relating to the Offer by the Purchaser to purchase up to 10,000 limited partnership interests ("Interests") in Damson/Birtcher Realty Income Fund I, a Pennsylvania Limited Partnership (the "Partnership"), for a purchase price of $2,445 for each .01 percent interest, upon the terms and conditions set forth in the Offer to Purchase dated April 21, 1998 (the "Offer to Purchase") and the related Agreement of Sale (which, together with any supplements or amendments, collectively constitute the "Offer"). Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Schedule 14D-1 and the Offer to Purchase.

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ITEM 10. ADDITIONAL INFORMATION

     (f) The Offer has been extended to midnight, Eastern Time, on June 19, 1998. On June 8, 1998, the Purchaser published an announcement in INVESTOR'S BUSINESS DAILY announcing such extension and reporting. A copy of the text of the publication has been filed as Exhibit (a)(5) to this Amendment No. 2 and is incorporated herein by reference in it entirety.

ITEM 11. MATERIAL TO BE FILED AS EXHIBITS

     (a)(5) Text of publication issued by the Purchaser on June 8, 1998.



                                      SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   June 8, 1998             GRAPE INVESTORS, LLC

                                  By:  Arlen Capital Advisors, LLC
                                       its Manager

                                       By:  /s/ DON AUGUSTINE
                                            ------------------------------
                                            Don Augustine, Manager



                                  ARLEN CAPITAL ADVISORS, LLC

                                       By:  /s/ DON AUGUSTINE
                                            ------------------------------
                                            Don Augustine, Manager